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Filed pursuant to 424(b)(3)
Registration No. 333-229136

BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 8 DATED DECEMBER 10, 2019
TO THE PROSPECTUS DATED SEPTEMBER 5, 2019

        This prospectus supplement ("Supplement") is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated September 5, 2019 (the "Prospectus"), as supplemented by Supplement No. 1, dated September 13, 2019, Supplement No. 2, dated October 10, 2019, Supplement No. 3, dated October 15, 2019, Supplement No. 4, dated October 17, 2019, Supplement No. 5, dated November 1, 2019, Supplement No. 6, dated November 15, 2019 and Supplement No. 7, dated November 22, 2019. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

        The purpose of this Supplement is to disclose:

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  an update regarding changes to our management team;

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  updated questions and answers about this offering;

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  updated risk factors;

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  updated investment strategy, objectives and policies;

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  updated information regarding management;

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  updated information regarding Advisor's management team;

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  updated conflicts of interest; and

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  updated beneficial ownership of shares of common stock and OP units of the operating partnership.

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MANGEMENT TRANSITION

        Dwight L. Merriman III, currently our Managing Director, Chief Executive Officer and Director, has been named Chief Executive Officer of Industrial for Black Creek Group, LLC ("BCG"), an affiliate of our sponsor. In this role, Mr. Merriman will oversee the acquisition, asset management and portfolio management activities for all industrial investments across BCG-sponsored funds, including us. In connection with this appointment, on December 9, 2019, our board of directors (the "Board") appointed Jeffrey W. Taylor as our Managing Director, Co-President and principal executive officer, effective immediately. Additionally, on December 9, 2019, Mr. Merriman announced to the Board that he will step down as our Managing Director and Chief Executive Officer, effective as of January 1, 2020, but will continue to serve as a director of the Company.

        Mr. Taylor will hold office until his respective successor is duly elected or appointed and qualifies or until his earlier death, resignation or removal in the manner set forth in our bylaws.

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QUESTIONS AND ANSWERS ABOUT THIS OFFERING

        The following supersedes and replaces the first paragraph of the answer in the first question, "What is the experience of the Advisor's management team?" on page 40 of the Prospectus:

        The key members of the Advisor's management team include, in alphabetical order, Rajat Dhanda, David Fazekas, Andrea Karp, Brian Lange, Thomas G. McGonagle, Dwight L. Merriman III, Lainie P. Minnick, James R. Mulvihill, Taylor M. Paul, Scott W. Recknor, Scott Seager, Jeffrey W. Taylor, Peter M. Vanderburg, J. R. Wetzel, Joshua J. Widoff and Evan H. Zucker. The Advisor's management team collectively has substantial experience, spanning an average of more than 20 years, in various aspects of acquiring, owning, managing, financing and operating commercial real estate across diverse property types, as well as in the asset allocation and investment management of real estate, debt and other investments.

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RISK FACTORS

        1)    The following supersedes and replaces the first risk factor on page 94 in the section titled "Risk Factors—Risks Related to the Advisor and Its Affiliates" of the Prospectus:

We depend on the Advisor and its key personnel; if any of such key personnel were to cease employment with the Advisor or its affiliates, our business could suffer.

        Our ability to make distributions and achieve our investment objectives is dependent upon the performance of the Advisor in the acquisition, disposition and management of our investments, the selection of customers for our properties, the determination of any financing arrangements and other factors. In addition, our success depends to a significant degree upon the continued contributions of certain of the Advisor's key personnel, including, in alphabetical order, Rajat Dhanda, David M. Fazekas, Andrea L. Karp, Brian Lange, Thomas G. McGonagle, Dwight L. Merriman III, Lainie P. Minnick, James R. Mulvihill, Taylor M. Paul, Scott W. Recknor, Scott Seager, Jeffrey W. Taylor, Peter M. Vanderburg, J. R. Wetzel, Joshua J. Widoff and Evan H. Zucker, each of whom would be difficult to replace. We currently do not have, nor do we expect to obtain, key man life insurance on any of the Advisor's key personnel. If the Advisor were to lose the benefit of the experience, efforts and abilities of one or more of these individuals through their resignation, retirement, or due to an internalization transaction effected by another investment program sponsored by the Sponsor or its affiliates, or due to such individual or individuals becoming otherwise unavailable because of other activities on behalf of the Sponsor or its affiliates, our operating results could suffer.

        2)    The following supersedes and replaces the second paragraph of the last risk factor beginning on page 94 in the section titled "Risk Factors—Risks Related to the Advisor and Its Affiliates" of the Prospectus:

        The Sponsor and the Advisor have implemented lease allocation guidelines to assist with the process of the allocation of leases when we and certain other entities to which affiliates of the Advisor are providing certain advisory services have potentially competing properties with respect to a particular customer. Pursuant to the lease allocation guidelines, if we have an opportunity to bid on a lease with a prospective customer and one or more of these other entities has a potentially competing property, then, under certain circumstances, we may not be permitted to bid on the opportunity and in other circumstances, we and the other entities will be permitted to participate in the bidding process. The lease allocation guidelines are overseen by the Combined Industrial Advisors Committee, which includes certain individuals associated with other entities to which affiliates of the Advisor are providing similar services.

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INVESTMENT STRATEGY, OBJECTIVES AND POLICIES

        The following supersedes and replaces the second paragraph of the section titled "Investment Strategy, Objectives and Policies—Borrowing Policies" on page 120 of the Prospectus:

        Our board of directors has delegated to our Chief Financial Officer the authority to review and approve unaffiliated financing obligations with respect to any secured and unsecured debt, on such terms as the Chief Financial Officer deems necessary, advisable or appropriate, provided that the amount of any single proposed borrowing does not exceed $50.0 million. In addition, our board of directors has delegated to the Combined Industrial Advisors Committee the authority to review and approve unaffiliated financing obligations with respect to any secured and unsecured debt, on such terms as the Combined Industrial Advisors Committee deems necessary, advisable or appropriate, provided that the amount of any single borrowing does not exceed $100.0 million, and the aggregate amount of borrowings approved by the Combined Industrial Advisors Committee in any quarter does not exceed $100.0 million.

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MANAGEMENT

        1)    All references to the "Management Committee" throughout the Prospectus are hereby replaced by the "Combined Industrial Advisors Committee."

        2)    The following supersedes and replaces the section titled "Management—Management Committee" beginning on page 141 of the Prospectus:

Combined Industrial Advisors Committee

        Our board of directors adopted a delegation of authority policy and pursuant to such policy, has established the Combined Industrial Advisors Committee and delegated the authority for certain actions to the Combined Industrial Advisors Committee. The Combined Industrial Advisors Committee is not a committee of our board of directors. Our board of directors has delegated to the Combined Industrial Advisors Committee certain responsibilities with respect to certain disposition, leasing, capital expenditure and borrowing decisions. The Combined Industrial Advisors Committee does not have authority over any transactions between us and the Advisor, a member of our board of directors, or any of their respective affiliates. The Combined Industrial Advisors Committee is currently comprised of Rajat Dhanda, David M. Fazekas, Andrea L. Karp, Brian Lange, Thomas G. McGonagle, Dwight L. Merriman III, Lainie P. Minnick, Jeffrey W. Taylor, Scott Recknor, Scott Seager J.R. Wetzel, Joshua J. Widoff, Evan H. Zucker, and certain members of the Company's internal legal team.

        With respect to real property investments, the board of directors has delegated to the Combined Industrial Advisors Committee the authority to approve all unaffiliated real property dispositions for a sales price of up to $25.0 million, provided that the aggregate amount of dispositions approved by the Combined Industrial Advisors Committee in any quarter may not exceed $50.0 million. Our board of directors, including a majority of the independent directors, must approve all real property dispositions (i) for a sales price greater than $25.0 million, and (ii) once the total dispositions approved by the Combined Industrial Advisors Committee in any quarter equals $50.0 million, for any sales price through the end of such quarter.

        With respect to the lease of real property, our board of directors has delegated (i) to the Managing Director—Head of Asset Management the authority to approve any lease of real property, on such terms as the Managing Director—Head of Asset Management deems necessary, advisable, or appropriate, for total base rent up to and including $20.0 million over the base term of the lease, and (ii) to the Combined Industrial Advisors Committee the authority to approve the lease of real property, on such terms as the Combined Industrial Advisors Committee deems necessary, advisable, or appropriate, for total base rent up to $50.0 million over the base term of the lease.

        With respect to capital expenditures (excluding capital expenditures approved by the board of directors in the ordinary course of budget approvals), (i) the Managing Director—Head of Asset Management and Real Estate Operations is authorized to approve any capital expenditure of up to $3.0 million over the line item approved by our board of directors in the budget for the specified property, and (ii) the Combined Industrial Advisors Committee is authorized to approve any capital expenditure of up to $7.0 million over the line item approved by our board of directors in the budget for the specified property.

        With respect to borrowing decisions, our board of directors has authorized (i) the Chief Financial Officer to review and approve any proposed borrowing (secured or unsecured) for an amount of up to $50.0 million, and (ii) the Combined Industrial Advisors Committee to review and approve any proposed borrowing (secured or unsecured) for an amount of up to $100.0 million, provided that the total borrowings approved by the Combined Industrial Advisors Committee in any quarter may not exceed $100.0 million. The functions delegated to our officers and to the Combined Industrial Advisors Committee are subject to an annual review by our board of directors to ensure that the delegation of authority remains appropriate.

        3)    In connection with the changes as described in the section of this Supplement titled "Management Transition," the following supersedes and replaces the table in the section titled "Management—Directors and Executive Officers" on page 148 of the Prospectus:

Name	Age	Position
Evan H. Zucker	54	Chairman and Director
Dwight L. Merriman III	58	Director
Jeffrey W. Taylor	47	Managing Director, Co-President
Rajat Dhanda	51	Managing Director, Co-President
Marshall M. Burton	51	Independent Director
Stanley A. Moore	81	Independent Director
John S. Hagestad	72	Independent Director
Charles B. Duke	61	Independent Director
Thomas G. McGonagle	60	Managing Director, Chief Financial Officer
Joshua J. Widoff	49	Managing Director, Chief Legal Officer and Secretary
Scott W. Recknor	52	Managing Director—Head of Asset Management

        4)    In connection with the management transitions described in the section of this Supplement titled "Management Transition," the biographies of Dwight L. Merriman III and Rajat Dhanda are replaced as set forth below and the biography of Jeffrey W. Taylor is added as set forth below to the section titled "Management—Directors and Executive Officers" beginning on page 148 of the Prospectus:

        Dwight L. Merriman III, age 58, has served as a member of our board of directors and as a member of the board of managers of the Advisor since November 2014. Since December 9, 2019, Mr. Merriman has served as the Chief Executive Officer of Industrial for BCG and is responsible for the oversight of the acquisition, asset management and portfolio management activities for all industrial investments across BCG-sponsored funds. Prior thereto, Mr. Merriman served as the Head of Real Estate for BCG. Mr. Merriman has served and will serve as our Managing Director from May 2017 until January 1, 2020 and as our Chief Executive Officer from November 2014 until January 1, 2020. Mr. Merriman also has served and will serve as the Managing Director, Chief Executive Officer of DPF from April 2017 until January 1, 2020. Mr. Merriman has served as the Managing Director of IPT from April 2017 and as the Chief Executive Officer and as a member of IPT's board of directors and the board of managers of Industrial Property Advisors LLC, the advisor to IPT since January 2013. Mr. Merriman also has served as Managing Director and Chief Executive Officer of BCIF since September 2017. He also has served as Managing Director and Chief Executive Officer of BTC III since March 2019. BCIF and BTC III are funds managed within BCG. Mr. Merriman also served as a member of IIT's board of directors and as the Chief Executive Officer of IIT from March 2010 to November 2015. He has also served as a member of the board of managers of Industrial Income Advisors LLC, the former advisor to IIT since March 2010. Mr. Merriman also has served as a member of the board of trustees of DC Industrial Liquidating Trust from September 2015 to December 2017 and as the Chief Executive Officer and also as a member of the board of trustees of DC Industrial Liquidating Trust from November 2015 to December 2017. Mr. Merriman has over 30 years of real estate investment and development experience. Prior to joining the Company, Mr. Merriman served from September 2007 through March 2010 as a Managing Director and the Chief Investment Officer of Stockbridge Capital Group LLC, or "Stockbridge," a real estate investment management company based in San Francisco, California, which had more than $3 billion in real estate under management.

While with Stockbridge, Mr. Merriman served as a member of its investment and management committees, and was responsible for coordinating the investment activities of the company. From May 2000 to September 2007, Mr. Merriman was a Managing Director of RREEF Funds, or "RREEF," a real estate investment management company, in charge of RREEF's development and value-added investment opportunities in North America. While at RREEF, he served on the investment committee and was involved in approving approximately $5 billion in commercial real estate transactions, and he started CalSmart, a $1.2 billion value-added real estate investment fund with the California Public Employees' Retirement System. Prior to joining RREEF in 2000, Mr. Merriman served for approximately five years as a Managing Director at Carr America Realty Corporation, where he was responsible for the company's acquisition, development and operations activities in Southern California and Utah. Prior to that, he spent 11 years with the Los Angeles development firm of Overton, Moore & Associates, where he was responsible for developing industrial and office property throughout Southern California. Mr. Merriman received a B.S. in Business Administration from the University of Southern California and an M.B.A. from the Anderson School at the University of California at Los Angeles. Mr. Merriman is a member of the Urban Land Institute.

        We believe that Mr. Merriman's qualifications to serve on our board of directors include his extensive real estate investment and development experience, including specifically his experience serving in leadership positions and on the investment committees of significant real estate investment funds.

        Rajat Dhanda, age 51, has served as our Managing Director and Co-President since December 9, 2019 and served as our Managing Director and President from May 2017 to December 9, 2019. Mr. Dhanda also has served as the Managing Director and Co-President of DPF since December 10, 2019 and served as the Managing Director and President of DPF from April 2017 to December 10, 2019. He currently serves as Chief Executive Officer of BCG and is responsible for the oversight of distribution, marketing, product development, operations and legal functions. Prior to joining BCG, Mr. Dhanda spent 26 years at Morgan Stanley, leading key divisions of their institutional and Wealth Management platforms, while also serving on the firm's Management and Risk Committee for his last eight years. Most recently, he was head of Investment Products and Services in Wealth Management, which was responsible for all of the products distributed by Morgan Stanley's financial advisors. In this capacity, he worked closely with the firm's financial advisors and third-party asset managers to design and distribute products offering a breadth of investment solutions. In addition, as a member of the division's Executive and Operating Committees, Mr. Dhanda worked to develop strategies for the changing regulatory environment and the opportunities that technology and data offer today in the wealth management channels. Mr. Dhanda holds a B.A. in both Business Economics, as well as Organizational Behavior & Management from Brown University.

        Jeffrey W. Taylor, age 47, has served as our Managing Director, Co-President since December 9, 2019. Mr. Taylor has had a long tenure at the Company and is familiar with its day-to-day operations, having served as our Managing Director of Shareholder Operations since May 2017 and previously served as our Senior Vice President of Shareholder Operations from February 2016 to May 2017. Mr. Taylor has also served as Managing Director, Chief Operating Officer of BCG since 2017 and Senior Vice President of Operations of BCG since 2009. In those roles, he has responsibilities for shareholder operations, product management and development, coordination of risk management programs and certain business operations. Mr. Taylor has also served as Managing Director, Co-President of Black Creek Diversified Property Fund Inc. ("DPF") since December 10, 2019, as Managing Director of Shareholder Operations of DPF since April 2017 and as Senior Vice President of Shareholder Operations of DPF from September 2012 to May 2017. Mr. Taylor has served as Managing Director of Shareholder Operations of Industrial Property Trust Inc. ("IPT") since May 2017 and as Senior Vice President Shareholder Operations of IPT from December 2013 to May 2017. He has also served as President of BCG Advisors LLC since March 2012. BCG Advisors LLC is a registered investment advisor which has been engaged by BCI IV Advisors LLC (the "Advisor") and us to provide non-discretionary advice and recommendations with respect to our investment in securities. Mr. Taylor's background includes investment management, risk management, product management, operating company analysis and strategic planning within financial services companies. Prior to joining us and BCG, Mr. Taylor served in various positions with INVESCO Funds Group, most notably in management roles within the investment division and the distribution company as well as positions within the transfer agency. Mr. Taylor holds a Bachelor's degree from Pennsylvania State University and a Master's in Business Administration from the University of Colorado at Denver. In addition, Mr. Taylor is a CFA Charterholder.

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THE ADVISOR AND THE ADVISORY AGREEMENT

        1)    The following supersedes and replaces the section titled "The Advisor and the Advisory Agreement—The Advisor" beginning on page 155 of the Prospectus:

The Advisor

        Under the terms of the Advisory Agreement, the Advisor will use commercially reasonable efforts, subject to the oversight, review and approval of our board of directors, to perform the following:

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  Participate in formulating an investment strategy consistent with achieving our investment objectives;

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  Manage and supervise the offering process;

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  Assist our board of directors in developing, overseeing, implementing and coordinating our monthly NAV procedures;

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  Provide information about our properties and other assets and liabilities to the Independent Valuation Firm and other parties involved in determining our monthly NAV;

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  Research, identify, review and recommend for approval to our board of directors or Investment Committee, as applicable, real property, debt and other investments and dispositions consistent with our investment policies and objectives;

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  Structure the terms and conditions of transactions pursuant to which acquisitions and dispositions of investments will be made;

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  Actively oversee and manage our investment portfolio for purposes of meeting our investment objectives;

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  Manage our day-to-day affairs, including financial accounting and reporting, investor relations, marketing, informational systems and other administrative services on our behalf;

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  Select joint venture partners, structure corresponding agreements and oversee and monitor these relationships;

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  Arrange for financing and refinancing of our assets; and

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  Recommend various Liquidity Events to our board of directors when appropriate.

        The above summary is provided to illustrate the material functions which the Advisor will perform for us as our advisor and it is not intended to include all of the services which may be provided to us by the Advisor or by third parties engaged by the Advisor.

        The key members of the Advisor's management team include the following individuals:

Rajat Dhanda
David M. Fazekas
Andrea L. Karp
Brian Lange
Thomas G. McGonagle
Dwight L. Merriman III
Lainie P. Minnick
James R. Mulvihill
Taylor M. Paul
Scott W. Recknor
Scott Seager
Jeffrey W. Taylor
Peter M. Vanderburg
J.R. Wetzel
Joshua J. Widoff
Evan H. Zucker

        For biographical information regarding Messrs. Dhanda, McGonagle, Merriman, Recknor, Taylor, Widoff and Zucker, see "Management—Directors and Executive Officers."

        David M. Fazekas, age 46, serves as our Managing Director—Eastern Region. Mr. Fazekas has also served as the Managing Director—Eastern Region for IPT since January 2013, and also served as the Managing Director—Eastern Region for DC Industrial Liquidating Trust from November 2015 to December 2017 upon liquidation, and IIT from March 2011 until November 2015. From 2008 through September 2010, Mr. Fazekas served as the Senior Vice President and Project Principal for Panattoni Development Company Inc., a leading development company that leases and owns industrial, office and retail properties in more than 175 cities throughout the U.S., Canada and Europe. From 2007 to 2008, he was the Director of Acquisitions for ZAIS Group LLC, which during his tenure managed over $11 billion of assets across a wide spectrum of investment platforms. Prior to ZAIS, Mr. Fazekas spent six years as the Director of Real Estate Acquisitions for RREEF Deutsche Bank, one of the largest real estate investment advisors in the world. Early in his career, he served as the Vice President of Acquisitions for Delma Properties, Inc. Mr. Fazekas holds a Bachelor's degree in business and economics from Rutgers University and a Master's degree in real estate from New York University. He also is a member of the New York University Real Estate Alumni Association and the National Association of Industrial and Office Properties, or "NAIOP."

        Andrea L. Karp, age 48, has responsibilities for due diligence and dispositions at the Advisor and has served as our Managing Director, Head of Due Diligence since May 2017. Ms. Karp previously served as our Senior Vice President of Real Estate from August 2012 to May 2017. Ms. Karp has served as Managing Director and Head of Real Estate Due Diligence and Dispositions of DPF since April 2017 and previously served as Senior Vice President of Real Estate at DPF from May 2007 to April 2017. Ms. Karp also served as Senior Vice President of Real Estate of IIT from August 2010 to November 2015 and has served as Senior Vice President of Real Estate for DPF since May 2007. From 2006 to 2007, Ms. Karp was Vice President of Fremont Investment & Loan, a California-based bank where she was responsible for originating commercial loans. From 1997 through 2006, Ms. Karp served as First Vice President of ProLogis. In this capacity, Ms. Karp was responsible for overseeing the Asset Services team, which handled all due diligence and underwriting activities of corporate mergers, joint ventures, financings, acquisitions and dispositions with activity levels in excess of $6 billion per year. Ms. Karp holds a Bachelor's Degree in Economics from the University of Colorado

        Brian Lange, age 41, serves as our Portfolio Manager. Mr. Lange has served as Vice President of Financial Planning & Analysis of IPT since 2017 and as AVP of Financial Planning and Analysis for IIT from 2015 to 2017. Prior to joining BCG, Mr. Lange held various roles with Verde Realty, GE Capital, and Equity Office Properties. Mr. Lange holds a Bachelor's degree from Indiana University and a Master's Degree in Business Administration from the University of Colorado.

        Lainie P. Minnick, age 47, has served as our Managing Director, Head of Debt Capital Markets and Treasurer since May 2017. Ms. Minnick also has served as Senior Portfolio Manager for DPF since December 2019 and as Managing Director, Chief Financial Officer and Treasurer for DPF since April 30, 2018. Ms. Minnick served as Senior Vice President of Finance for IIT from August 2010 to November 2015; as Treasurer of IIT from March 2014 to November 2015; as Senior Vice President of Finance for IPT since August 2012; as Treasurer for IPT since March 2014; as Senior Vice President of Finance for DPF since August 2010; and as Vice President of Finance for DPF from 2007 to August 2010. Ms. Minnick is primarily responsible for developing, executing and managing corporate and property-level financing and interest rate hedging strategies, managing lending relationships across DPF and IPT, and providing certain treasury management oversight and for our industrial platforms. Ms. Minnick has overseen the execution of over $10.0 billion of financings and associated interest rate hedging strategies for Black Creek affiliates, collectively, since 2007. From 2005 through 2007, Ms. Minnick was a Project Executive for Urban Villages, Inc., a real estate development firm. From 1999 through 2004, Ms. Minnick worked for Goldman Sachs, most recently as a Vice President working exclusively with the Whitehall Funds, a series of global real estate opportunity funds. Based in both New York and London, Ms. Minnick was responsible for executing real estate-related financing transactions throughout the U.S. and Europe. Prior to joining Goldman Sachs, Ms. Minnick worked for the Archon Group, a subsidiary of Goldman Sachs, where she was responsible for real estate-related portfolio management and loan asset management efforts. Ms. Minnick holds a Bachelor's Degree in Business Administration from Southern Methodist University and a Master's Degree in Business Administration from the Wharton School at the University of Pennsylvania.

        James R. Mulvihill, age 55, serves as a manager of the Advisor. Mr. Mulvihill has served as a director of DPF's board of directors since October 2018 and was also appointed to the investment committee of DPF's board of directors. Mr. Mulvihill also serves as a manager of Black Creek Diversified Property Advisors LLC, the advisor to DPF, and a manager of Industrial Property Advisors LLC, the advisor to IPT. Mr. Mulvihill also serves as a manager of Industrial Income Advisors LLC, the former advisor to IIT. Mr. Mulvihill is a co-founder and managing partner of both Dividend Capital Group LLC and BCG. Mr. Mulvihill co-founded the first Black Creek affiliated entities in 1991 with Mr. John A. Blumberg and Mr. Zucker, and co-founded Dividend Capital Group in 2002 with Mr. Blumberg and Mr. Zucker. As of September 30, 2019, $20.1 billion in historic development and acquisition volume represents the total cost of real estate projects and loans secured by real estate acquired by BCG, its affiliates and indirect owners, including Mr. Mulvihill and Mr. Zucker, from inception through September 30, 2019. Mr. Mulvihill was a co-founder and formerly served as a director of DCT Industrial Trust, formerly known as Dividend Capital Trust, a NYSE-listed industrial REIT (NYSE: DCT). He is also a co-founder and former Chairman of the Board of Corporate Properties of the Americas (CPA), one of the largest owners and developers of industrial properties in Mexico. Mr. Mulvihill co-founded American Real Estate Investment Corp. (formerly known as Keystone Property Trust (NYSE: KTR)), which was an industrial, office and logistics REIT and was acquired by ProLogis Trust (NYSE: PLD) in August 2004. Mr. Mulvihill served as its Chairman and as a director from 1993 through 1997 and as a director of Keystone Property Trust from 1997 through 2001. Prior to 1991, Mr. Mulvihill served as Vice President of the Real Estate Banking and Investment Banking Groups of Manufacturer's Hanover and subsequently Chemical Bank, where his responsibilities included real estate syndication efforts, structured debt underwritings and leveraged buyout real estate financings. Mr. Mulvihill holds a Bachelor's degree in Political Science from Stanford University.

        Taylor M. Paul, age 40, has served as our Chief Accounting Officer since June 2018. Mr. Paul has also held various positions of growing responsibilities with DPF and Black Creek Diversified Property Advisors LLC, the advisor to DPF, since DPF's inception in 2006, including as DPF's Vice President and Controller from 2011 to 2015 and as DPF's Senior Vice President and Controller from 2015 to 2018. Mr. Paul's responsibilities have included financial reporting, corporate and property accounting, financial planning and analysis and treasury management. In his current role, Mr. Paul oversees all aspects of our accounting and budgeting functions and certain treasury management and compliance functions. Prior to joining DPF, Mr. Paul was with KPMG LLP from 2003 to 2006 where he primarily worked in the firm's real estate practice for various clients which most notably included an S&P 500 international real estate investment trust. Mr. Paul holds a Bachelor's Degree in Accounting and Spanish from Southwestern University in Georgetown, Texas and holds an active CPA license in the state of Colorado.

        Scott Seager, age 39, has served as our Senior Vice President, Debt Capital Markets and Treasurer since February 2019. Prior thereto, Mr. Seager served as our and IPT's Senior Vice President, Corporate Accounting and Controller from March 2018 to February 2019. Mr. Seager served as our and IPT's Vice President, Corporate Accounting and Controller from December 2017 to March 2018 and as our and IPT's Vice President, Corporate Accounting from February 2016 to December 2017. He has also served as Senior Vice President, Debt Capital Markets for DPF since February 2019. In his current role, Mr. Seager is responsible for sourcing debt financings, lender relationships, cash management and managing liquidity for us. Mr. Seager has worked with BCG and related entities since July of 2012 in a variety of other accounting and finance roles as well. Mr. Seager has over 17 years of corporate finance experience including public company accounting, reporting, financial planning and analysis, and debt capital markets. Prior to joining the Company, Mr. Seager worked most recently for a large publicly traded retailer, collective brands, in various finance roles, such as a Division Director for publicly traded Robert Half International and senior auditor in public accounting for Ernst and Young. Mr. Seager is a CPA in the state of Kansas and graduated magna cum laude from Baker University.

        Peter M. Vanderburg, age 63, has served as our Managing Director and Head of Industrial Development since February 2019. Prior thereto, Mr. Vanderburg served as our Senior Vice President in charge of development in the Western Region and as our Vice President in charge of acquisitions in the Western Region. Mr. Vanderburg also served as the Vice President in charge of acquisitions in the Western Region of IPT since January 2013. Mr. Vanderburg served as the Senior Vice President of IIT in charge of development in the Western Region from December 2013 to November 2015 and as the Vice President of IIT in charge of acquisitions and development in the Western Region from March 2011 to December 2013. From January 2001 to February 2011, Mr. Vanderburg served as Principal of Development and Construction at PGP Partners, Inc., a commercial real estate investment, development and management firm focusing on industrial and office real estate. During his career, Mr. Vanderburg has been responsible for the development of approximately 7.8 million square feet of industrial and office projects. Prior to joining PGP Partners in January 2001, Mr. Vanderburg spent 12 years at Insignia/O'Donnell, where he held several positions, including Senior Vice President, Acquisition Manager, and Development Manager.

        J.R. Wetzel, age 61, has served as our Managing Director—Western Region. Mr. Wetzel has served as the Managing Director—Western Region of IIT from March 2011 until November 2015 and as the Managing Director—Western Region of IPT since January 2013. From November 2000 to February 2011, Mr. Wetzel served as Managing Partner of PGP Partners Inc., a company he founded during his tenure at PGP Partners. While at PGP Partners, Mr. Wetzel was responsible for the acquisition and development of more than $250 million of commercial real estate assets in California and Las Vegas. Prior to forming PGP Partners, from 1997 through 2000, Mr. Wetzel served as the Chief Operating Officer for Pacific Gulf Properties, a publicly traded REIT, where he was responsible for establishing target markets, including Seattle, Portland, Northern California, Los Angeles, Orange County, San Diego, Phoenix and Las Vegas, for acquisitions and development of industrial and office projects. In 2000, he was instrumental in directing the sale of Pacific Gulf Properties' industrial portfolio, totaling 13.5 million square feet, to RREEF, one of the world's largest pension fund managers, and CalWest for a purchase price of $925 million. Prior to joining Pacific Gulf Properties in 1997, Mr. Wetzel served as the Vice President of Acquisitions and Development for Industrial Development International (IDI), where he was instrumental in completing more than five million square feet of build-to-suits and speculative industrial projects for nationally and internationally recognized customers. Prior to joining IDI, Mr. Wetzel spent 11 years at Insignia/O'Donnell and was responsible for a portfolio of approximately 19 million square feet of industrial and office product throughout the western U.S. Mr. Wetzel received his B.A. in Economics from Claremont Men's College and an M.B.A. in Real Estate Finance from the University of Southern California.

        2)    The following supersedes and replaces the section titled "The Advisor and the Advisory Agreement—Management Decisions of the Advisor" on page 168 of the Prospectus:

        Messrs. and Mss. Dhanda, Fazekas, Karp, Lange, McGonagle, Merriman, Minnick, Mulvihill, Paul, Recknor, Seager, Taylor, Vanderburg, Wetzel, Widoff, and Zucker will have primary responsibility for management decisions of the Advisor, including the selection of investments to be recommended to our board of directors, the negotiations in connection with these investments and the property management and leasing of real properties.

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CONFLICTS OF INTEREST

        The following supersedes and replaces the section titled "Conflicts of Interest—Conflict Resolution Procedures—Board of Directors—Allocation of Leasing Opportunities" on page 195 of the Prospectus:

        Allocation of Leasing Opportunities.    The Sponsor and the Advisor have implemented lease allocation guidelines to assist with the process of the allocation of leases when we and certain other entities to which affiliates of the Advisor are providing certain advisory services have potentially competing properties with respect to a particular customer. Pursuant to the lease allocation guidelines, if we have an opportunity to bid on a lease with a prospective customer and one or more of these other entities has a potentially competing property, then, under certain circumstances, we may not be permitted to bid on the opportunity and in other circumstances, we and the other entities will be permitted to participate in the bidding process. The lease allocation guidelines are overseen by the Combined Industrial Advisors Committee, which includes individuals associated with other entities to which affiliates of the Advisor are providing similar services.

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BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK AND OP UNITS OF THE OPERATING PARTNERSHIP

        The following supersedes and replaces the table in the section titled "Beneficial Ownership of Shares of Common Stock and OP Units of the Operating Partnership—Shares of Our Common Stock and OP Units" on page 199 of the Prospectus:

Name of Beneficial Owner(1)	Title	Amount and Nature of Beneficial Ownership(1)	Percent of Common Stock
BCI IV Advisors Group LLC (Sponsor)(2)	—	100 Special OP Units(3)	N/A
BCI IV Advisors LLC (Advisor)(2)	—	20,225 shares	*
Evan H. Zucker(2)	Chairman, Director	19,253 shares	*
Dwight L. Merriman III	Director	28,092 shares	*
Marshall M. Burton	Director	4,972 shares	*
Stanley A. Moore	Director	4,972 shares	*
John S. Hagestad	Director	5,178 shares	*
Charles B. Duke	Director	4,972 shares	*
Jeffrey W. Taylor	Managing Director, Co-President	1,976 shares	*
Rajat Dhanda	Managing Director, Co-President	—	*
Thomas G. McGonagle	Managing Director, Chief Financial Officer	3,000 shares	*
Joshua J. Widoff	Managing Director, Chief Legal Officer and Secretary	2,634 shares	*
Scott W. Recknor	Managing Director, Head of Asset Management	—	*
Beneficial ownership of common stock by all directors and executive officers as a group	—	95,274 shares	*

*
Less than one percent.

(1)
Except as otherwise indicated below, each beneficial owner has the sole power to vote and dispose of all common stock held by that beneficial owner. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. Common stock issuable pursuant to options, to the extent such options are exercisable within 60 days, are treated as beneficially owned and outstanding for the purpose of computing the percentage ownership of the person holding the option, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)
The Advisor and the Sponsor are presently each directly or indirectly jointly controlled by the estate of John A. Blumberg, James R. Mulvihill and Evan H. Zucker (Chairman of our board of directors) and/or their affiliates. The amount of shares indicated in the table as being owned by Mr. Zucker does not include the shares owned by the Advisor.

(3)
Represents Special OP Units that are entitled to distributions from the Operating Partnership under certain circumstances.

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BLACK CREEK INDUSTRIAL REIT IV INC. SUPPLEMENT NO. 8 DATED DECEMBER 10, 2019 TO THE PROSPECTUS DATED SEPTEMBER 5, 2019